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                          September 13, 2021

       Jonathan Mayhew
       Chief Executive Officer
       Ontrak, Inc.
       2120 Colorado Avenue, #230
       Santa Monica, CA 90404

                                                        Re: Ontrak, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 3,
2021
                                                            File No. 333-259329

       Dear Mr. Mayhew:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lili Taheri